February 18, 2009

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F St. N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	TiVo Inc.

Form 10-K for fiscal year ended January 31, 2008

Filed April 15, 2008

File No. 000-27141

Dear Mr. Spirgel:

The Company hereby responds to the comments received by facsimile on January 22, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of review, the Company has set forth the numbered comments of your letters and the Company’s responses thereto.

The contents of this letter were reviewed by the members of the Company’s Compensation Committee and Audit Committee of the Board of Directors.

Form 10-K for the Fiscal Year Ended January 31, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Bonus Plan Compensation, page 14

1.	We note your disclosure stating the Compensation Committee and Board of Directors established performance goals for fiscal year ended 2008 based on service and technology revenues, Adjusted EBITDA objectives, and annual internal subscription figures. In addition, we note your disclosure stating that you do not publicly disclose these specific performance goals or objectives because it “would provide competitors and other third parties with insights into the planning process and would therefore cause us competitive harm.” In your response letter, please provide further analysis as to why disclosure of the exact numerical targets or objectives will result in competitive harm since the actual targets for the previous fiscal year will be made public upon disclosure in your Definitive Proxy Statement and no longer be considered projections.

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

Form 10-K for the Fiscal Year Ended January 31, 2008

Note 19 - Comcast Agreement, page 85

2.	In future filings please expand your accounting policies in Note 2 to describe your accounting policy for the credit redeemable for ongoing development work based on a percentage of certain fees received by you under the Comcast arrangement, if material.

Response: In response to the Staff’s comment, the Company respectfully submits that the credit redeemable for ongoing development work under the Comcast arrangement is based on a percentage of revenues, primarily consisting of monthly fees received by the Company under the arrangement for users of the deployed Comcast TiVo product. These fees, and thus the amount of the credit, were not material during the fiscal year ended January 31, 2008. In future filings, in Note 2 entitled “Summary of Significant Accounting Policies” in the section entitled “Revenue Recognition and Deferred Revenue,” we will include the following description of our accounting policy for credits redeemable for ongoing development work:

Also included in service revenues are fees received from multiple system operators (MSOs), such as Comcast, Cablevision and DIRECTV, as well as other service providers for provision of the TiVo service that are recognized as services are provided. When applicable, a percentage of such fees, equal to the fair value of the undelivered development services, is deferred and recognized as technology revenues when development services are provided or as service revenues when the right to use these deferred fees is forfeited.

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

Note 22 - Resignation of Board Member, page 87

3.	We note that Mr. Ramsay will continue to provide services to the company through August 2009 and that stock-based award modifications valued at $2.4 million were effective August 20, 2007 and expensed in the period. Please tell us how you determined that Mr. Ramsay’s continued service was not deemed to be a substantive future service period in light of his continued engagement as a consultant. In addition, tell us whether the vesting of the stock awards is contingent on his continued engagement as a consultant and disclose the business purpose of the stock award modifications.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that, at the time of the stock awards modification, Mr. Ramsay (the Company’s co-founder and former CEO) was serving as a member of the Company’s Board of Directors. Mr. Ramsay’s transition agreement, which was effective August 30, 2007, the same date as his resignation from the Company’s Board, provided him with certain benefits, including a monthly consulting fee and on-going vesting of his existing stock awards, in exchange for his provision of specified services to the Company and agreement not to compete after his resignation from the Company’s Board of Directors. The term of the transition agreement is through the date of the Company’s calendar year 2009 annual stockholders meeting. The continued vesting of his existing stock awards is contingent on Mr. Ramsay’s compliance with the terms of the transition agreement described below.

As part of the transition agreement, Mr. Ramsay agreed to: (1) be available up to ten (10) hours per week to provide advice and assistance concerning matters within his knowledge and expertise at the direction of the Board or CEO of the Company; (2) not compete directly with the Company’s business during the term of the agreement nor solicit any employees for new employment during the term of the agreement; and (3) provide on-going and reasonable cooperation to the Company in connection with current or future litigation that the Company may be involved.

Due to Mr. Ramsay’s substantial knowledge of the Company and expertise in the industry, the Company made a business decision to enter into the transition agreement with Mr. Ramsay, among other reasons, for him to be available to assist the Company with its on-going litigation with EchoStar and agree not to compete with the Company or solicit the Company’s employees for a limited period.

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

In determining the accounting for the transition agreement, the Company concluded that while the post resignation services provided by Mr. Ramsay and the noncompete arrangement are valuable to the Company, they do not represent a “substantive service commitment” from an accounting perspective. For example, by analogy, if an individual can change status and would not be required to provide additional substantive services, the EITF concluded in Issue 19 of EITF Issue No. 00-23 that the service condition included in the award would be considered non-substantive. As such, the vesting condition is merely a delayed exercisability provision. In such an instance, the compensation cost should be recognized immediately on issuance as there is no substantive service condition.

The Company believes the post resignation services do not create an in-substance requisite service period because the Company only required in the agreement that Mr. Ramsay be available upon request. The Company did not anticipate specific ongoing services or responsibilities to be performed by Mr. Ramsay at the time the transition agreement was signed. Mr. Ramsay continues to vest in all of his stock awards whether or not the Company actually uses his services. Also, the Company determined that the amount of time Mr. Ramsay would be required to provide upon the Company’s request was significantly limited such that it was unlikely Mr. Ramsay would not meet this requirement. As such, the Company determined that recording the fair value of the modification ($2.4 million) as an expense over the term of the transition agreement would not be an accurate reflection of the services to be provided. Finally, paragraph A192 of FASB Statement 123(R) states that determining whether a noncompete provision or other type of provision represents an in-substance service condition is a matter of judgment based on relevant facts and circumstances. The Company believes that the noncompete provision in this instance does not create an in-substance requisite service period because it does not compel Mr. Ramsay to continue to provide substantive services to the Company nor does it prevent Mr. Ramsay from obtaining employment elsewhere, but rather only restricts him from engaging in activities that directly compete with the Company.

Based on these facts, the Company determined that for accounting purposes Mr. Ramsay’s post resignation services pursuant to the transition agreement do not constitute a substantive service commitment. As such, we expensed the full amount of the modified stock options on the date when the terms of the modification were agreed to – August 30, 2007.

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CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

February 18, 2009

TiVo Inc.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 519-9119 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anna Brunelle
Anna Brunelle
Vice President, Chief Financial Officer

Enclosures

cc:	Reid Hooper, United States Securities and Exchange Commission

Terry French, United States Securities and Exchange Commission

Claire DeLabar, United States Securities and Exchange Commission

Matthew Zinn, Esq., TiVo Inc.

Pavel Kovar, TiVo Inc.

Keith Benson, Esq., Latham & Watkins LLP